Exhibit 1

ADB Systems International Ltd.

Consolidated Statement of Operations

(expressed in thousands of Canadian dollars, except per share amounts)

(Canadian GAAP, Unaudited)

	Three Months Ended March 31
	2004	2004	2003
	translated into US$ at Cdn$ 1.3100 for convenience

Revenue	$1,184	$904	$1,261

General and administrative	1,042	795	1,122
Software development and technology	795	607	863
Sales and marketing costs	283	216	319
	2,120	1,618	2,304

Loss before interest, taxes, depreciation, amortization and employee stock options	(936)	(714)	(1,043)

Employee stock options	28	21	2
Depreciation and amortization	356	272	601
Interest expense	67	51	100
Interest income	(1)	(1)	(5)
	450	343	698

Loss before the undernoted	(1,386)	(1,057)	(1,741)

Loss on disposals of capital assets	(1)	(1)	(16)

NET LOSS FOR THE PERIOD	$(1,387)	$(1,058)	$(1,757)

BASIC LOSS PER SHARE	$(0.02)	$(0.02)	$(0.03)

Weighted average common shares (000’s)	59,742	59,742	50,750

ADB Systems International Ltd.

Consolidated Balance Sheet

(expressed in thousands of Canadian dollars)

(Canadian GAAP, Unaudited)

	March 31 2004	March 31 2004	December 31 2003
	(unaudited)	(unaudited)	(audited)
		(in US$)
	translated into US$ at Cdn$ 1.3100 for convenience

Cash	$718	$548	$432
Marketable securities	13	10	13
Other current assets	1,186	905	1,502
Other assets	908	693	1,264
Total assets	$2,825	$2,156	$3,211

Current liabilities	$1,782	$1,360	$1,370
Deferred revenue	621	474	91
Other liabilities	493	376	721
Minority interest	3	2	3
Total shareholders’ (deficiency) equity	(74)	(56)	1,026
Total liabilities and shareholders’ equity	$2,825	$2,156	$3,211